UNITED STATES OF AMERICA
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


KeySpan Corporation                                            File No. 70-10129

                         Certificate Pursuant to Rule 24
                       and Release No. 35-27776 Under the
                   Public Utility Holding Company Act of 1935


     On December 18, 2003, the Securities and Exchange Commission ("SEC") issued an order in this proceeding, Release No. 35-27776 in File No. 70-10129 (the "Order") authorizing, among other things, various external and intra system financing transactions. The Order required KeySpan to file certain certificates (as described in the Order) under Rule 24 ("Rule 24 Certificates"), within 60 days of the closing of each of the first three calendar quarters and 90 days after the end of the last calendar quarter, to report transactions authorized by the Order under the Public Utility Holding Company Act of 1935, as amended (the "Act"). The required certificate is set forth below (as an attachment) for the period April 1, 2005 through June 30, 2005.


                                                   Respectfully submitted,



                                               By: /s/Alfred C. Bereche
                                                   -------------------------
                                                   Alfred C. Bereche
                                                   Associate General Counsel

Dated: August 11, 2005

                               KEYSPAN CORPORATION
                               RULE 24 CERTIFICATE
                           QUARTER ENDED JUNE 30, 2005


KeySpan hereby certifies the matters set forth below pursuant to Rule 24 of the Act and the Order:

     (a) The sales of any common stock and the purchase price per share and the market price per share at the date of the agreement of sale.

          Answer: The following table sets forth sales made during the quarter pursuant to KeySpan's stock plans:

------------------------------------- --------------------- --------------------- --------------
                                         Shares Issued         Average Market        Average
                                       During the Quarter    Price at Issuance      Issuance
                                                                                      Price
------------------------------------- --------------------- --------------------- --------------
EDSPP Contributions                               44,425          $39.157            $35.241
------------------------------------- --------------------- --------------------- --------------
EDSPP Reinvested Dividend                         12,418          $38.480            $34.632
------------------------------------- --------------------- --------------------- --------------
Total EDSPP Shares Issued                         56,843              --                --
------------------------------------- --------------------- --------------------- --------------

------------------------------------- --------------------- --------------------- --------------
DRP Contributions                                 60,243          $39.322            $39.322
------------------------------------- --------------------- --------------------- --------------
DRP Reinvested Dividend                          147,678          $38.579            $38.579
------------------------------------- --------------------- --------------------- --------------
Total DRP Shares Issued                          207,921              --                --
------------------------------------- --------------------- --------------------- --------------

------------------------------------- --------------------- --------------------- --------------
401k*                                            253,961          $38.970            $34.683
------------------------------------- --------------------- --------------------- --------------

------------------------------------- --------------------- --------------------- --------------
Stock Options (Exercised)                        462,683          $40.028            $33.168
------------------------------------- --------------------- --------------------- --------------

------------------------------------- --------------------- --------------------- --------------
TOTAL                                           981,408              --                --
------------------------------------- --------------------- --------------------- --------------

Average Daily Closing KSE Stock Price for the Quarter:         $         39.1722
                                                              ------------------

*Shares are not issued at a discounted price; equivalent discount amount reflected as additional shares purchased and added to participant's account. About 50% of participants are not eligible for the discount.

     (b) The total number of shares of common stock issued or issuable under options granted during the quarter under employee benefit plans or dividend reinvestment plans.

          Answer:

          Total Stock Options granted during quarter: None.

          Total exercisable  (vested) Stock Options  outstanding at quarter end:
     6,212,977

     (c) If KeySpan common stock has been transferred to a seller of securities of a company being acquired, the number of shares so issued, the value per share and whether the shares are restricted to the acquirer.

          Answer: None.

     (d) The name of the guarantor and of the beneficiary of any KeySpan Guarantee or Nonutility Subsidiary Guarantee issued during the quarter, and the amount, terms and purpose of the guarantee.

          Answer: The following guarantees or letters of credit have been issued by KeySpan Corporation:

--------------------------------------------------------------------------------------------------------------------
Beneficiary of                                            Incremental
Guarantee or                                                 Change          Total Amount     Terms
Letter of Credit               Purpose                       ($000)             ($000)        (Date)        Status
----------------               -------                       ------             ------        ------        ------

--------------------------------------------------------------------------------------------------------------------
                             Supports surety bonds
                             issued on behalf of
Travelers                    regulated Subsidiaries             181              29,966      Revolving     Increase
--------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------
                             Supports purchases of
                             natural gas and other                                           Expires
Boss Energy                  petroleum products.              3,000               3,000      12/05/05         New
--------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------
                             Supports purchases of
Cinergy Marketing & Trading  natural gas and other                                           Expires
LP                           petroleum products.             10,000              10,000      12/05/05         New
--------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------
                             Supports purchases of
                             natural gas and other                                         Terminated
Concord Energy               petroleum products.             (5,000)                  0      4/06/05      Terminated
--------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------
                             Supports purchases of
                             natural gas and other                                           Expires
Deutsche Bank AG             petroleum products.              5,000               5,000      12/01/05         New
--------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------
                             Supports purchases of
                             natural gas and other                                           Expires
New Jersey Natural Gas/NJR   petroleum products.              1,000               1,000      12/31/05         New
--------------------------------------------------------------------------------------------------------------------
                             Supports purchases of
                             natural gas and other                                           Expires
NYISO                        petroleum products.             (2,000)             38,000      12/31/05      Decreased
--------------------------------------------------------------------------------------------------------------------


                                       3


--------------------------------------------------------------------------------------------------------------------
                             Supports purchases of
                             natural gas and other                                           Expires
Tenaska Marketing Ventures   petroleum products.             (3,000)              2,000      12/31/05      Decreased
--------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------
                             Supports purchases of
                             natural gas and other                                           Expires
Western Gas Resources        petroleum products.             (5,000)              9,000      12/31/05      Decreased
--------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------
                             Supports purchases of
                             natural gas and other                                           Expires
Westport Petroleum, Inc.     petroleum products.              5,000               5,000      12/31/05         New
--------------------------------------------------------------------------------------------------------------------

     (e) The amount and terms of any short-term debt issued directly or indirectly by any Utility Subsidiary during the quarter.

          Answer: See Appendix D hereto.

     (f) The amount and terms of any financings consummated by any Utility Subsidiary during the quarter that are not exempt under rule 52.

          Answer: None.

     (g) The amount and terms of any other securities issued under the authority granted in the Order that are not otherwise disclosed herein.

          Answer:

          On May 16, 2005, KeySpan issued 12,126,352 shares of its common stock in settlement of the purchase contract component of its MEDS Equity Units. The MEDS Equity Units were converted to common stock at the settlement rate of approximately 1.3181 shares per MEDS Equity Unit, as determined by the average 20-day closing price of approximately $37.93 per share of common stock. KeySpan received proceeds of approximately $460 million.

          As stated in footnote 5 to the Application underlying the Order:

          In May 2002, KeySpan completed an offering of 9.2 million publicly traded equity-linked securities units. The aggregate offering price was $460 million. Each unit consists of a 6-year term, 8.75% senior unsecured note with a principal amount of $50, and a forward stock purchase contract to purchase $460 million of KeySpan common stock (based on a range of prices between $35.30 and $42.36) in May 2005. Both the issuance of the note and the forward stock purchase contract portion (including the execution thereof) of the equity-linked units were issued and accounted for under KeySpan's prior financing orders. Accordingly, the conversion of the forward stock purchase contracts into KeySpan common stock in May 2005 shall not be counted against the $3.0 billion financing limit set forth in the Order.

     (h) Consolidated balance sheets as of the end of the quarter, and separate balance sheets as of the end of the quarter for each company, including KeySpan, that has engaged in jurisdictional financing transactions during the quarter.

          Answer: None.

     (i) Registration statements filed under the 1933 Act with respect to securities that are the subject of the application underlying the Order will be filed or incorporated by reference as exhibits.

          Answer: None.

     (j) The amount and terms of any financings not exempt under Rule 52 consummated by any Nonutility Subsidiary during the quarter.

          Answer: None.

     (k) The notional amount and principal terms of any Hedge Instrument or Anticipatory Hedge entered into during the quarter and the identity of the parties to such instruments.

          Answer: None.

     (l) The name, parent company, and amount invested in any Intermediate Subsidiary or Financing Subsidiary during the quarter, as well as the reason for such investment and the assets or securities held by such Intermediate Subsidiary or Financing Subsidiary.

          Answer: None.

     (m) A list of Form U-6B-2 statements filed with the Commission during the quarter, including the name of the filing entity and the date of the filing.

          Answer: None.

     (n) The amount and terms of any short-term debt issued directly or indirectly by KeySpan during the quarter.

          Answer:

   -----------------------------------------------------------------------------------------------------

                                    Issuance           Outstanding at
             Month                   ($000)              Month End        Average     Average Maturity
             -----                   ------               ($000)           Yield         (in days)
                                                           ------          -----         ---------
   -----------------------------------------------------------------------------------------------------
   APRIL                             265,000              381,540           2.87             73
   -----------------------------------------------------------------------------------------------------
   MAY                               521,000              284,000           3.29             89
   -----------------------------------------------------------------------------------------------------
   JUNE                                    0              284,000           3.29             89
   -----------------------------------------------------------------------------------------------------

     (o) The amount and terms of any short-term debt issued by any Intermediate Subsidiary during the quarter.

          Answer: None.

     (p) A table showing, as of the end of the quarter, the dollar and percentage components of the capital structure of KeySpan on a consolidated basis and each Utility Subsidiary.

          Answer: See Appendix A hereto.

     (q) A retained earnings analysis of KeySpan on a consolidated basis, each Intermediate Holding Company and each Utility Subsidiary detailing gross earnings, goodwill amortization, dividends paid out of each capital account, and the resulting capital account balances at the end of the quarter.

          Answer: See Appendix B hereto.

     (r) A  computation  in accordance  with rule 53(a) setting forth  KeySpan's
"aggregate investment" in all EWGs and FUCOs, its "consolidated retained earnings" and a calculation of the amount remaining under the requested EWG/FUCO authority.

          Answer: See Appendix C hereto (combines items (r) and (s) herein).

     (s) A computation in accordance with Rule 53(a) setting forth KeySpan's "aggregate investment" in EWGs and FUCOs as a percentage of the following: (i) total consolidated capitalization; (ii) net utility plant; (iii) total consolidated assets; and (iv) aggregate market value of KeySpan's common equity, all as of the end of the quarter.

          Answer: See Appendix C hereto (combines items (r) and (s) herein).

     (t) With respect to each participant in the Utility Money Pool and each participant in the Nonutility Money Pool, the maximum borrowings from and loans to the respective money pool during the quarter and the interest rate applied to such borrowings and loans.

          Answer: See Appendix D hereto.

     (u) With respect to any dividends paid by any Nonutility Subsidiary out of capital or unearned surplus during the quarter, the date and amount of such dividends paid, to whom such dividends are paid and the circumstances that gave rise to the need to make such payment out of capital or unearned surplus.

          Answer: None.

     (v) With respect to any internal reorganization of any Subsidiaries during the quarter, a description of the nature of such reorganization.

          Answer:

          (1) KeySpan Energy Supply, Inc. was converted into a Delaware limited liability company on May 10, 2005.

          (2) GEI Development Corp. was dissolved on June 16, 2005.

     (w) With respect to Northeast Gas Markets LLC ("NEGM"), (i) the type of gas services rendered and to whom; (ii) the price for such gas services and how that price was determined; and (iii) income statements and balance sheets of NEGM.

          Answer: See Appendix E hereto (filed confidentially).

APPENDIX A
----------
Quarter ended June 30, 2005

                                  Consolidated                                             Essex Gas Company

                                                Thousands                Percent of                Thousands             Percent of
                                                of Dollars                  Total                  of Dollars               Total
                                  -------------------------------------------------        -----------------------------------------
Common Stock                                     3,973,578                  45.76%                   60,383                  38.73%
Retained Earnings                                  890,062                  10.25%                   18,534                  11.89%
Other Comprehensive Income                         (71,360)                 (0.82)%                    -173                  (0.11)%
Treasury Stock                                    (308,851)                 (3.56)%                       0                   0.00%
                                  -------------------------------------------------        -----------------        ----------------
Total Common Equity                              4,483,429                  51.63%                   78,744                  50.51%
Preferred Stock                                          -                   0.00%                        -                   0.00%
Commercial Paper                                   284,000                   3.27%
Long-term Debt + current                         3,916,878                  45.10%                      (42)                 -0.03%
Intercompany Long term Debt                              -                   0.00%                   77,199                  49.52%
                                  -------------------------------------------------        -----------------------------------------
Total Capitalization                             8,684,307                 100.00%                  155,901                 100.00%
                                  =================================================        =========================================
                                                         -
Debt to Capitalization                              48.37%                                           49.49%
Equity to total Capitalization                      51.63%                                           50.51%


                              Colonial Gas Company                               Boston Gas Company

                                       Thousands                  Percent of           Thousands                     Percent of
                                      of Dollars                    Total              of Dollars                     Total
                              ----------------------------------------------     ----------------------------------------------
Common Stock                            419,429                      66.92%               861,993                       50.01%
Retained Earnings                        44,918                       7.17%                46,489                        2.70%
Other Comprehensive Income               -2,202                      (0.35)%                    0                           -
Treasury Stock                                0                       0.00%                     0                        0.00%
                              ------------------              --------------     -----------------              ---------------
Total Common Equity                     462,145                      73.73%               908,482                       52.71%
Preferred Stock                               -                       0.00%                     -                        0.00%
Commercial Paper
Long-term Debt + current                 95,000                      15.16%               206,207                       11.96%
Intercompany Long term Debt              69,632                      11.11%               608,875                       35.33%
                              ----------------------------------------------     ----------------------------------------------
Total Capitalization                    626,777                     100.00%             1,723,564                      100.00%
                              ==============================================     ==============================================

Debt to Capitalization                   26.27%                                            47.29%
Equity to total Capitalization           73.73%                                            52.71%


     Debt (includes Long term, current maturities & commercial paper) + Preferred Stock
 --------------------------------------------------------------------------------------
      Total Capitalization (Common + Preferred + Debt as defined above)

APPENDIX A
----------
Quarter ended June 30, 2005


                                   KeySpan Generation                                  EnergyNorth Natural Gas

                                              Thousands                Percent of          Thousands                   Percent of
                                              of Dollars                  Total            of Dollars                     Total
                                   ----------------------------------------------      ------------------------------------------
Common Stock                                     295,049                  52.32%              223,653                     87.03%
Retained Earnings                                 89,858                  15.93%              -54,573                    (21.24)%
Other Comprehensive Income                             0                       -               -2,203                     (0.86)%
Treasury Stock                                         0                   0.00%                    0                      0.00%
                                   ----------------------          --------------      ---------------            ---------------
                                                 384,907                  68.25%              166,877                     64.94%
Preferred Stock                                        0                   0.00%                    0                      0.00%
Long-term Debt                                    64,146                  11.37%                    0                      0.00%
Intercompany Long term Debt                      114,915                  20.38%               90,108                     35.06%
                                   ----------------------          --------------      ------------------------------------------
Total Capitalization                             563,968                 100.00%              256,985                    100.00%
                                   ======================          ==============      ==========================================

Debt to Capitalization                            31.75%                                       35.06%
Equity to total Capitalization                    68.25%                                       64.94%


                              The Brooklyn Union Gas Company                     KeySpan Gas East

                                     Thousands                    Percent of           Thousands                   Percent of
                                     of Dollars                      Total             of Dollars                     Total
                              ------------------              --------------     -----------------         -------------------
Common Stock                            472,627                      26.08%               582,862                      37.49%
Retained Earnings                       555,207                      30.64%               327,493                      21.06%
Other Comprehensive Income              -21,472                      (1.18)%              -26,632                      (1.71)%
Treasury Stock                                0                       0.00%                     0                       0.00%
                              ------------------              --------------     -----------------         -------------------
                                      1,006,362                      55.53%               883,723                      56.84%
Preferred Stock                               0                       0.00%                     0                       0.00%
Long-term Debt                          638,001                      35.21%               525,000                      33.77%
Intercompany Long term Debt             167,830                       9.26%               146,074                       9.40%
                              ------------------              --------------     -----------------         -------------------
Total Capitalization                  1,812,193                     100.00%             1,554,797                     100.00%
                              ==================              ==============     =================         ===================

Debt to Capitalization                   44.47%                                            43.16%
Equity to total Capitalization           55.53%                                            56.84%


   Debt (includes Long term, current maturities & commercial paper) + Preferred Stock
  -----------------------------------------------------------------------------------
   Total Capitalization (Common + Preferred + Debt as defined above)


Appendix B
Retained Earning Analysis - for the period ended June 30, 2005
-----------------------------------------------------------------------------

                                              Consolidated               The Brooklyn Union                    KeySpan Gas East
                                                                             Gas Company                         Corporation
                                                Thousands                    Thousands                            Thousands
                                                of Dollars                   of Dollars                           of Dollars
                                          ---------------------        -----------------------             ------------------------
Retained Earnings @12/31/04                            792,177                        461,874                              259,367
Earnings                                               252,754                         94,304                               68,126
Common Dividends                                      (152,702)                             -                                    -
Preferred Dividends                                     (2,167)                             -                                    -
Dividends paid to Parent                                     -                           (970)
Other                                                        -                              -                                    -
                                          ---------------------        -----------------------             ------------------------
Retained Earnings @06/30/2005                          890,062                        555,208                              327,493
                                          =====================        =======================             ========================


                                   KeySpan Energy                     KeySpan
                                    Corporation                   Generation LLC
                                     Thousands                       Thousands
                                     of Dollars                     of Dollars
                             --------------------------     ---------------------------
Retained Earnings @12/31/04                    764,763                          79,552
Earnings                                       103,538                          10,304
Common Dividends                                     -                               -
Preferred Dividends                                  -                               -
Dividends paid to Parent                      (266,520)                              -
Other                                                -                               -
                             --------------------------     ---------------------------
Retained Earnings @06/30/2005                  601,781                          89,856
                             ==========================     ===========================


Appendix B
Retained Earning Analysis - for the period ended June 30, 2005
-----------------------------------------------------------------------------

                                               Energy North               Boston Gas Company                  Essex Gas Company
                                             Natural Gas Inc.
                                                 Thousands                    Thousands                            Thousands
                                                 of Dollars                   of Dollars                           of Dollars
                                           ---------------------        -----------------------             ------------------------
Retained Earnings @12/31/03                             (59,950)                        18,925                               13,637
Earnings                                                  5,377                         27,563                                4,896
Common Dividends                                              -                              -                                    -
Preferred Dividends                                           -                              -                                    -
Dividends paid to Parent                                      -                              -                                    -
Other                                                         -                              -                                    -
                                           ---------------------        -----------------------             ------------------------
Retained Earnings @06/30/2005                           (54,573)                        46,488                               18,533
                                           =====================        =======================             ========================



                                 Colonial Gas Company          KeySpan New England
                                                                        LLC
                                     Thousands                       Thousands
                                     of Dollars                     of Dollars
                             --------------------------     ---------------------------
Retained Earnings @12/31/03                     29,293                         293,122
Earnings                                        15,625                          54,179
Common Dividends                                     -                               -
Preferred Dividends                                  -                               -
Dividends paid to Parent                             -
Other                                                -                               -
                             --------------------------     ---------------------------
Retained Earnings @06/30/2005                   44,918                         347,301
                             ==========================     ===========================

                                                                     APPENDIX C
                                                                     ----------

Investments in EWGs and FUCOs at June 30,2005
---------------------------------------------
(000)


                                                                                    $ Thousands
                                                                               ------------------------
Investment
        KeySpan-Ravenswood LLC                                                                 921,514
        KeySpan-Glenwood Energy Center, LLC                                                     94,322
        KeySpan-Port Jefferson Energy Center, LLC                                              104,380
                                                                               ------------------------
        Total Current Investments                                                            1,120,216     A

Authorized Investment                                                                        3,000,000     B

Total Capitalization                                                                         8,684,307     D
Net Utility Plant                                                                            5,773,743     E
Consolidated Assets                                                                         12,581,439     F
Common Equity Market Value                                                                   7,136,818     G

Percentages
        Current Investments to Authorization                                                     37.34%   A/B
        Current Investments to Total Capitalization                                              12.90%   A/D
        Current Investments to Net Utility Plant                                                 19.40%   A/E
        Current Investments to Consolidated Assets                                                8.90%   A/F
        Current Investments to Common Equity Market Value                                        15.70%   A/G

        Remaining Authorized Investment - Thousands of Dollars                               1,879,784

                                                                      APPENDIX D
                                                                      ----------


                                                                    Quarter ended June 30, 2005


 Company Name                                Max Borrowing            Interest Rate           Max Lending            Interest Rate
--------------                               --------------           --------------         -------------           -------------
KeySpan Gas East                             (42,629,432.75)            2.8293%
The Brooklyn Union Gas Company              (227,883,694.32)            2.8293%
KeySpan Generation LLC                                                                       142,444,490.10              2.8749%
Boston Gas Company                          (142,268,863.48)            2.8293%
     Boston Fuel                             (89,453,236.00)            3.2915%
Essex Gas Company                                                                             28,894,892.45              3.2915%
     Essex Fuel                               (3,031,329.00)            3.2915%
Colonial Gas Company                                                                          27,778,585.01              3.2915%
     Colonial Fuel                           (15,981,795.00)            3.2915%
EnergyNorth Natural Gas                      (46,259,472.02)            2.8293%
     EnergyNorth Fuel                        (10,334,502.00)            3.2915%


KeySpan Services Inc                          (4,052,350.39)            3.2915%
KEDC Holdings Corp.                                                                            5,345,814.52              2.8749%
KeySpan-Ravenswood LLC                                                                       117,749,464.86              2.8293%
KeySpan Energy Trading Services                                                               54,213,175.99              3.2915%
KeySpan Electric Services                    (71,993,059.69)            3.2915%
KeySpan Utility Services                     (11,949,705.46)            2.8749%
KeySpan Corporate Services                                                                   189,377,281.35              3.2915%
KeySpan Engineering & Survey                                                                  22,313,660.48              3.2915%
KeySpan-Glenwood Energy Center                                                                12,911,812.61              2.8749%
KeySpan-Port Jefferson Energy Center                                                          29,376,515.90              2.8749%
KeySpan Technologies Inc                                                                       1,451,808.66              2.8749%
Seneca-Upshur Petroleum                                                                      388,470,145.55              2.8749%

                                                                      APPENDIX E
                                                                      ----------




               (Filed Confidentially in Accordance with Rule 104)